Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated October 10, 2008 and the Prospectus Supplement dated October 10, 2008— No. 67

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $7,266,318 Absolute Trigger Mandatory Exchangeable Notes due 2010 (Linked to the SPDR Gold Trust)

     The notes do not bear interest. The amount that you will be paid on your notes, if any, on the stated maturity date (January 29, 2010, subject to adjustment) is based on the performance of the SPDR Gold Trust, an exchange traded fund (which we refer to as the “fund”) during the measurement period. The measurement period is every trading day (subject to adjustment) from but excluding the trade date (January 23, 2009) to and including the determination date (January 22, 2010, subject to adjustment). The return on your notes is subject to a cap on the upside appreciation, but you could lose your entire investment in the notes.

     On the stated maturity date, for each $87.546 face amount of your notes, we will pay you an amount in cash (or the equivalent value thereof in shares of the fund) equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the price of the fund, which we refer to as the fund return. We will also calculate the “absolute” fund return. The fund return will be determined as follows: First, we will subtract the initial fund price of $87.546 from the final fund price (which will be the closing price of the fund on the determination date, subject to adjustments). Then, we will divide the result by the initial fund price, and express the resulting fraction as a percentage.

     The cash settlement amount for each $87.546 face amount of your notes will then be calculated as follows:

  if the final fund price is greater than or equal to the cap price of $122.564 (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price of $66.973), the maximum settlement amount of $122.564;

  if the final fund price is greater than or equal to the initial fund price but less than the cap price (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price), the sum of (1) the face amount plus (2) the product of (i) the face amount times (ii) the participation rate of 100% times (iii) the fund return;

  if the price of the fund at all times during the measurement period does not fall below the trigger price, but the final fund price is less than the initial fund price, the sum of (1) the face amount plus (2) the product of (i) the face amount times (ii) the absolute fund return; or

  if the price of the fund at any time during the measurement period falls below the trigger price, and the final fund price is less than the initial fund price, the final fund price.

     You could lose your entire investment in the notes. The cash settlement amount will be based on the absolute return of the notes, so that a decrease in the price of the fund of up to approximately -23.50% will produce a positive return on the notes, so long as the price of the fund does not fall below the trigger price during the measurement period. This means that while a -23.50% fund return may produce a cash settlement amount equal to approximately 123.50% of the face amount of your notes, a fund return of less than approximately -23.50% may produce a payment at maturity of significantly less than 100% of the principal amount despite only a small change in the fund price. Further, even if the price of the fund never falls below the trigger price, your cash settlement amount is capped. The maximum payment that you could receive on the stated maturity date with respect to an $87.546 face amount note is limited to the maximum settlement amount of $122.564. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     We may elect, in our sole discretion, to deliver shares of the fund in lieu of the amount in cash we would otherwise be obligated to deliver. If we choose to deliver shares, we will notify you of our election at least one business day prior to the determination date. If we notify you that that we will deliver shares of the fund instead of the cash settlement amount, we will deliver shares on the stated maturity date unless we are unable to do so, in which case we will pay the cash settlement amount instead. In the event we deliver shares, the number of shares of the fund that we will deliver on the stated maturity date will be calculated based on the closing price of one share of the fund on the determination date.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-3 and “Specific Terms of Your Notes” on page S-16.

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is and the price you may receive for your notes may be significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.

Original issue date (settlement date): January 30, 2009	Underwriting discount: 0.05% of the face amount
Original issue price: 100% of the face amount	Net proceeds to the issuer: 99.95% of the face amount

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.
Prospectus Supplement dated January 23, 2009.

     The “SPDR” trademark is a trademark of The McGraw-Hill Companies, Inc. The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in the notes or the ability of the fund on which notes are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to the notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-16. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated October 10, 2008, as supplemented by the accompanying prospectus supplement, dated October 10, 2008, in each case of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Fund: the SPDR Gold Trust (as quoted on NYSE Arca under the ticker symbol “GLD” or any successor page thereto determined by the calculation agent, in its sole discretion)

Face amount: each note will have a face amount equal to $87.546, or integral multiples of $87.546 in excess thereof; $7,266,318 in the aggregate for all the offered notes

Principal amount: on the stated maturity date,

  if we do not elect to deliver shares of the fund, we will pay the holder of the notes, for each $87.546 face amount of the notes, an amount in cash equal to the cash settlement amount; or

  if we elect to deliver shares of the fund, we will deliver, for each $87.546 face amount of the notes, a number of shares to the holder of the notes as determined below unless we are unable to do so (in which case we will pay the cash settlement amount); the number of shares of the fund that we will deliver on the stated maturity date, if any, will be calculated as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date” on page S-17

Cash settlement amount:

  if the final fund price is greater than or equal to the cap price (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price), the maximum settlement amount;

  if the final fund price is greater than or equal to the initial fund price but less than the cap price (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price), the sum of (1) the $87.546 face amount plus (2) the product of (i) the $87.546 face amount times (ii) the participation rate times (iii) the fund return;

  if the price of the fund at all times during the measurement period does not fall below the trigger price, but the final fund price is less than the initial fund price, the sum of (1) the $87.546 face amount plus (2) the product of (i) the $87.546 face amount times (ii) the absolute fund return; or

  if the price of the fund at any time during the measurement period falls below the trigger price, and the final fund price is less than the initial fund price, the final fund price

Initial fund price: $87.546

Cap price: $122.564 (which equals approximately 140% of the initial fund price)

Trigger price: $66.973 (which equals approximately 76.5% of the initial fund price)

Final fund price: the closing price of the fund on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-18 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date —

De-listing, Discontinuance or Modification of the Fund” on page S-18

Closing price of the fund: the official closing price of one share of the fund or any successor fund published by the fund sponsor on the relevant trading day

Price of the fund: the official price of one share of the fund or any successor fund published by the fund sponsor at any time on any trading day, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-18 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — De-listing, Discontinuance or Modification of the Fund” on page S-18 and “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-19

Maximum settlement amount: $122.564

Participation rate: 100%

Fund return: the quotient of (i) the final fund price minus the initial fund price divided by (ii) the initial fund price, expressed as a percentage

Absolute fund return: the absolute value of the fund return, expressed as a percentage (e.g., a -23.5% fund return will equal a 23.5% absolute fund return)

Measurement period: every trading day from but excluding the trade date to and including the determination date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date” on page S-17

Trade date: January 23, 2009

Settlement date (original issue date): January 30, 2009

Stated maturity date: January 29, 2010, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-18

Determination date: January 22, 2010, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-18

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-21

Trading day: as described on page S-21

Closing price: as described on page S-21

CUSIP no.: 38145K713

ISIN no.: US38145K7138

HYPOTHETICAL EXAMPLES

     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical prices of the fund during the measurement period and hypothetical final fund prices could have on the cash settlement amount at maturity assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or any other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is and the price you may receive for your notes may be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs) Is and the Price You May Receive for Your Notes May Be Significantly Less Than the Original Issue Price” on page S-9 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-10. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$87.546
Initial fund price	$87.546
Cap price	$122.564 (Approximately 140% of the initial fund price)
Trigger price	$66.973 (Approximately 76.5% of the initial fund price)
Maximum payment amount	$122.564
Participation rate	100%
No market disruption event occurs during the measurement period
The originally scheduled determination date is a trading day
No change in or affecting the fund or the method by which the fund is calculated

     The examples below are based on a range of prices of the fund that are entirely hypothetical; no one can predict what the final fund price will be on the determination date nor the prices of the fund during the measurement period.

     The fund has been highly volatile — meaning that the price of the fund has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.

     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the fund.

     For these reasons, the actual performance of the fund over the life of the offered notes, as well as the amount payable at maturity, if any, may bear little or no relation to the hypothetical examples shown below or to the historical prices or values of the fund shown elsewhere in this prospectus supplement. For information about the price of the fund during recent periods, see “The Fund — Quarterly Intraday High, Intraday Low and Closing Price of One Share of the Fund” on page S-25.

     Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the fund or the fund assets.

     The table below shows the hypothetical cash settlement amounts that we would deliver on the stated maturity date in exchange for each $87.546 face amount of the notes if the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical prices shown in the left column.

     The prices in the left column of the table represent hypothetical final fund prices on the determination date and are expressed as percentages of the initial fund price. The amounts in the middle column represent the hypothetical cash settlement amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final fund prices, assuming that the price of the fund at all times during the measurement period does not fall below the trigger price. The amounts in the right column represent the hypothetical cash settlement amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final fund prices, assuming that the price of the fund at any time during the measurement period falls below the trigger price. Thus, a hypothetical cash settlement amount of 100% means that the value of the cash payment that we would make for the outstanding face amount of a note on the stated maturity date would equal 100% of the face amount of a note, or $87.546, based on the corresponding hypothetical final fund price and the assumptions noted above.

Hypothetical Final Fund Price as Percentage of Initial Fund Price	If the price of the fund at all times during the measurement period does not fall below the trigger price: Hypothetical Cash Settlement Amount as Percentage of Face Amount	If the price of the fund at any time during the measurement period falls below the trigger price: Hypothetical Cash Settlement Amount as Percentage of Face Amount
200.00%	Approximately 140.00%	Approximately 140.00%
150.00%	Approximately 140.00%	Approximately 140.00%
140.00%	140.00%	140.00%
125.00%	125.00%	125.00%
120.00%	120.00%	120.00%
115.00%	115.00%	115.00%
110.00%	110.00%	110.00%
105.00%	105.00%	105.00%
100.00%	100.00%	100.00%
95.00%	105.00%	95.00%
90.00%	110.00%	90.00%
85.00%	115.00%	85.00%
80.00%	120.00%	80.00%
76.50%	123.50%	76.50%
50.00%	n/a	50.00%
25.00%	n/a	25.00%
0.00%	n/a	0.00%

     As shown in the right column of the chart above, if the price of the fund at any time on any trading day during the measurement period falls below the trigger price, any decrease in the final fund price from the initial fund price will reduce the payment the holder of the notes will receive, if any, on the stated maturity date below the face amount of the notes on a one-for-one basis down to zero. Further, as shown in the middle column of the chart above, even if the price of the fund never falls below the trigger price, the maximum payment that the holder of the notes could receive on the stated maturity date is limited to approximately 140.00% of the face amount.

     If, for example, the final fund price were determined to be approximately 76.50% of the initial fund price, the payment amount that we would deliver to you at maturity would be either (i) approximately 123.50% of the face amount of your notes, if the price of the fund at all times during the measurement period does not fall below the trigger price, or (ii) approximately 76.50% of the face amount of your notes, if the price of the fund at any time during the measurement period falls below the trigger price, as shown in the table above.

     The following chart shows a graphical illustration of the hypothetical final cash settlement amounts (expressed as a percentage of the face amount of a note) that we would deliver to the holder of the notes on the stated maturity date, if, for example, the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of greater than approximately 140% (the section right of the 140% marker on the horizontal axis) would result in a capped return on your investment. The chart also shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of less than 100% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical cash settlement amount of (i) less than 100% of the face amount of a note (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes, if the market price of the fund at any time during the measurement period ever falls below the trigger price, or (ii) greater than 100% of the face amount of a note (the section above the 100% marker on the vertical axis), if the market price of the fund at all times during the measurement period never falls below the trigger price.

We cannot predict the price of the fund or the market value of your notes at any time on any trading day in the measurement period, the actual final fund price on the determination date, nor can we predict the relationship between the price of the fund and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at maturity and the rate of return on the offered notes will depend on (i) whether the price of the fund during the measurement period remains on or above or falls below the trigger price and (ii) the actual final fund price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount to be paid in respect of your notes on the stated maturity date, if any, may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated October 10, 2008. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund. You should carefully consider whether the offered notes are suited to your particular circumstances.

     Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is and the Price You May Receive for Your Notes May Be Significantly Less than the Original Issue Price

     The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman Sachs.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

     You can lose all or substantially all of your investment in the notes. The cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the SPDR Gold Trust during the measurement period. If the price of the fund at any time on any trading day during the measurement period falls below the trigger price, any decrease in the final fund price from the initial fund price will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes on a one-for-one basis down to zero.

     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential Return on Your Notes Is Limited

     Your ability to benefit from any increase or decrease in the price of the fund is limited. Regardless of whether the price of the fund falls below the trigger price during the measurement period, the maximum settlement amount that you may receive on your notes is approximately 140% of the face amount of your notes, no matter how much the final fund price may rise above the initial fund price.

Your Notes Do Not Bear Interest

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and
Interrelated in Complex Ways

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

  the price of the fund;

  the volatility — i.e., the frequency and magnitude of changes — in the price of the fund;

  economic, financial, regulatory and political, military or other events that affect the price of the fund generally, including geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold which underlies the fund or commodities markets generally, and which may affect the trading price of the fund shares;

  global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales and productions and cost levels in major gold- producing countries such as South Africa, the United States and Australia;

  other interest rate and yield rates in the market;

  the time remaining until your notes mature; and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes. You cannot predict the future price of the fund based on its historical fluctuations. The actual price of the fund over the life of the notes may bear little or no relation to the historical price of the fund or to the hypothetical examples shown elsewhere in this prospectus supplement.

There are Risks Associated with Investments in Securities with Concentration in a Single Commodity

     The payment at maturity on the notes is linked exclusively to the price of the shares of the fund, which is linked to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

You Have Limited Anti-dilution Protection

     Goldman, Sachs & Co., as calculation agent for your notes, will adjust the final fund price for stock splits and reverse stock splits, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments”. The calculation agent is not required to make an adjustment for every event that may affect the fund. Certain events and actions taken by the fund sponsor or a third party may adversely affect the price of shares of the fund and, therefore, adversely affect the value of your notes.

The Price of the Fund is Linked Closely to the Price of Gold, which May Change Unpredictably and
Affect the Value of the Notes in Unforeseeable Ways

     Investments in securities such as the notes linked to the price of a single commodity are considered speculative. The fund attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion and the value of the underlying shares relate directly to the value of the gold held by the SPDR Gold Trust. The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

     Gold prices are subject to volatile price movements over short periods of time and are generally affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Investing in the Fund is Not the Same as Investing Directly in Gold

     The performance of the fund may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR Gold Trust or by restrictions on access to gold or due to other circumstances. The SPDR Gold Trust does not generate any income and as the SPDR Gold Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share has gradually declined over time. The SPDR Gold Trust sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of SPDR Gold Trust’s gold to pay expenses at a time of low gold prices could adversely affect the value of the fund. Additionally, there is a risk that part or all of the SPDR Gold Trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

     There are Risks in Securities Relating to Commodities Trading on the London Bullion Market Association

     The value of the notes is closely related to the price of gold. Gold is traded on the London Bullion Market Association which we refer to as the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Termination of the Fund or Liquidation of the SPDR Gold Trust Could Adversely Affect the Value of the Notes

     The underlying shares are shares of the SPDR Gold Trust. The SPDR Gold Trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the SPDR Gold Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when gold prices are lower than the gold prices at the time when you purchased your securities.

If We Elect to Deliver Shares of the Fund in Exchange for Your Notes, the Value of the Shares to Be Delivered for Each Note on the Stated Maturity Date May Be Lower Than the Cash Settlement Amount

     If we elect to deliver shares of the fund in lieu of cash, the number of shares of the fund we would deliver in exchange for each of your notes will be calculated by dividing the cash settlement amount by the closing price of one share of the fund on the determination date. Since the fund may be subject to price movement during the period between the determination date and the stated maturity date, the market value of the shares of the fund that we will deliver in exchange for your notes on the stated maturity date will be fully exposed to any such fluctuation and may significantly depreciate. The longer the period of time between those two dates, the more the shares we deliver to you on the stated maturity date may be subject to price fluctuation.

If the Price of the Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner

     Your notes may trade quite differently from the performance of the fund. Changes in the price of the fund may not result in a comparable change in the market value of your notes. This is because your payment amount at maturity will be determined, in part, based on whether the price of the fund at any time on any trading day in the measurement period remains on or above or falls below the trigger price. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or the Fund Assets May Impair the Market Value of Your Notes

     As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged or expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to fund or the fund assets. We also expect to adjust the hedge by, among other things, purchasing or selling shares of the fund or the fund assets, and perhaps other instruments linked fund or fund assets, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the price of the fund or fund assets. Any of these hedging activities may adversely affect the price of the fund and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

     Goldman, Sachs & Co. and our other affiliates may also engage in trading in instruments whose returns are linked to the fund or fund assets for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of the fund or the fund assets. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We Will Not Hold Shares of the Fund for Your Benefit

     The fiscal agency agreement and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the shares of the fund acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the fund for your benefit in order to enable you to exchange your notes for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any fund shares owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Will Not Have Any Shareholder Rights and May Not Have Any Rights to Receive Shares of the Fund

     Investing in your notes will not make you a holder of shares of the fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive distributions, if any, or any other rights with respect to the fund. In addition, we may, at our sole option, elect to deliver on the stated maturity date a number of shares of the fund in lieu of paying the cash settlement amount. However, you will have no right to receive any shares of the fund in exchange for your notes on the stated maturity date unless we, at our sole option, elect to deliver shares and are able to do so on the stated maturity date.

Our Business Activities May Create Conflicts of Interest between Your Interests in the Notes and Us

     As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged or expect to engage in trading activities related to the fund and the fund assets that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the fund, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the sponsor of the fund, including making loans to or equity investments in that company or providing advisory services to that company. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the fund. Any of these activities by any of our affiliates may affect the price of the fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Receive at Maturity

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final fund price on the determination date, which we will use to determine the amount we must pay on the stated maturity date; determining whether the price of the fund during the measurement period remains on or above or falls below the trigger price; and determining whether to postpone the determination date because of a market disruption event or a non-trading day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the fund. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Fund Sponsor and Changes That Affect the Fund Could Affect the Amount Payable on Your Notes and Its Market Value

     The policies of the fund sponsor concerning the calculation of the price of the fund, the net asset value of the fund, additions, deletions or substitutions of assets in the fund and the manner in which changes affecting the fund are reflected in the price of the fund could affect the price of the fund and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the fund sponsor changes these policies, for example, by changing the manner in which it calculates the price of the fund or if the fund sponsor discontinues or suspends calculation or publication of the fund price, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the closing price of one share of the fund is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the price of the fund or the closing price of the fund, respectively, on any such date and any subsequent trading day — and thus the amount payable on the stated maturity date or whether the price of the fund has fallen below the trigger price, as applicable — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the fund price on the determination date or on any trading day and the amount payable on your notes more fully under “Specific Terms of Your Notes —Payment of Principal on Stated Maturity Date —De-listing, Discontinuance or Modification of the Fund” and “— Role of Calculation Agent” below.

Except to the Extent Goldman, Sachs & Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the Fund, There is No Affiliation Between the Fund Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Fund Sponsor

     Goldman, Sachs & Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the fund, and, at any time, may hold shares of the fund. Goldman Sachs is not otherwise affiliated with the sponsor of the fund. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the fund. You, as an investor in your notes, should make your own investigation into the fund and fund sponsor.

     The fund sponsor is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. The fund sponsor does not have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

     If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, although not past the originally scheduled stated maturity date or, if such date is not a business day, the first business day following the originally scheduled stated maturity date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. Therefore, if the determination date for your notes does not occur on the originally scheduled determination date, the measurement period of your notes may extend beyond the originally scheduled determination date. In such a case, if the price of the fund falls below the trigger price on the postponed determination date and the final fund price is less than the initial fund price, the amounts payable on your notes at maturity, if any, will be less than the face amount of your notes and could even be zero.

     If the calculation agent determines that the price of the fund that must be used to determine the cash settlement amount — or whether the price of the fund has remained on or above or fallen below the trigger price — is not available on the determination date or at any time on any trading day, either because of a market disruption event, a non-trading day or for any other reason (other than as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — De-listing, Discontinuance or Modification of the Fund” below), the calculation agent will nevertheless determine the applicable price of the fund based on its assessment, made in its sole discretion, of the price of the fund at the applicable time on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

     The Internal Revenue Service announced on December 7, 2007 that it is considering the tax treatment of structured notes, such as the offered notes, that are currently characterized as prepaid derivative contracts, which could adversely affect the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. We describe this development in more detail under “Supplemental Discussion of Federal Income Tax Consequences” below. You should consult your own tax adviser about this matter. The Goldman Sachs Group, Inc. will treat the offered notes as described in “Supplemental Discussion of Federal Income Tax Consequences” below unless and until there is further guidance from the Internal Revenue Service.

     Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

     This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Debt Securities We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

     No interest: we do not pay interest on your notes

     Specified currency:

  U.S. dollars (“$”)

     Form of note:

  global form only: yes, at DTC

  non-global form available: no

     Denominations: each note registered in the name of a holder must have a face amount of $87.546, or integral multiples of $87.546 in excess thereof

     Defeasance applies as follows:

  full defeasance: no

  covenant defeasance: no

     Other terms:

  the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below a trading day for your notes will be as described under “— Special Calculation Provisions” below

     Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

     We describe the terms of your notes in more detail below.

Fund, Fund Sponsor and Fund Assets

     In this prospectus supplement, when we refer to the fund, we mean the fund specified on the front cover page, or any successor fund, as it may be modified, replaced or adjusted from time to time as described under “— Payment of Principal on Stated Maturity Date — De-listing, Discontinuance or Modification of the Fund” below. When we refer to the fund sponsor as of any time, we mean the entity, including any successor sponsor that determines and publishes the fund as then in effect (currently World Gold Trust Services, LLC). When we refer to the fund assets as of any time, we mean the assets that underlie the fund, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

     On the stated maturity date, we will pay you, for each $87.546 face amount of your notes, an amount in cash equal to the cash settlement amount. Alternatively, at our sole option, we may instead deliver a number of shares of the fund of equivalent value. If we choose to deliver shares of the fund, we will notify the holder of our election at least one business day prior to the determination date; if we choose to deliver shares of the fund, we will deliver such shares of the fund unless we are unable to do so, in which case we will pay the cash settlement amount.

     In the event we elect to deliver shares, the number of shares of the fund that we will deliver in exchange for your notes will be calculated based on the closing price of one share of the fund on the determination date.

     In addition, if we choose at our sole option to deliver shares of the fund and such delivery would otherwise involve a fractional share of the fund, we will pay cash instead of the fractional share.

     The cash we must pay, if any, in exchange for your notes on the stated maturity date represents the principal amount of your notes, unless we elect to deliver shares of the fund. In that case, the shares of the fund, together with any cash payable for a fractional share, if any, which we must deliver on the stated maturity date in exchange for your notes, if any, represent the principal amount of your notes.

Cash Settlement Amount

     The cash settlement amount will be an amount in cash equal to:

  if the final fund price is greater than or equal to the cap price (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price), the maximum settlement amount;

  if the final fund price is greater than or equal to the initial fund price but less than the cap price (regardless of whether the price of the fund at any time during the measurement period falls below the trigger price), the sum of (1) the $87.546 face amount plus (2) the product of (i) the $87.546 face amount times (ii) the participation rate times (iii) the fund return;

  if the price of the fund at all times during the measurement period does not fall below the trigger price, but the final fund price is less than the initial fund price, the sum of (1) the $87.546 face amount plus (2) the product of (i) the $87.546 face amount times (ii) the absolute fund return; or

  if the price of the fund at any time during the measurement period falls below the trigger price, and the final fund price is less than the initial fund price, the final fund price.

     The initial fund price is $87.546, and the maximum settlement amount is $122.564. The cap price is $122.564, which equals approximately 140% of the initial fund price, and the trigger price is $66.973, which equals approximately 76.5% of the initial fund price.

     The calculation agent will determine the final fund price, which will be the closing price of the fund on the determination date as calculated and published by the fund sponsor. However, the calculation agent will have discretion to adjust the final fund price or the price of the fund at any time on any trading day or to determine them in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— De-listing, Discontinuance or Modification of the Fund” below.

     The participation rate is 100%.

     The fund return is calculated by subtracting the initial fund price from the final fund price and dividing the result by the initial fund price, with the quotient expressed as a percentage. The absolute fund return will equal the absolute value of the fund return, expressed as a percentage (so that, for example, a -23.5% fund return will equal a 23.5% absolute fund return).

     The measurement period will be every trading day from but excluding the trade date to and including the determination date.

     If the price of the fund at any time during the measurement period falls below the trigger price, any decrease in the final fund price from the initial fund price will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes on a one-for-one basis down to zero. Further, even if the price of the fund never falls below the trigger price, the maximum payment that the holder of notes could receive on the stated maturity date with respect to an $87.546 face amount note is limited to the maximum settlement amount of $122.564.

Stated Maturity Date

     The stated maturity date is January 29, 2010, unless that day is not a business day, in which case the stated maturity date will be the next following business day. However, if the determination date does not occur on January 22, 2010, the stated maturity date will instead be the fifth business day following the postponed determination date.

Determination Date

     The determination date is January 22, 2010, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed past January 29, 2010 or, if January 29, 2010 is not a business day, the first business day following January 29, 2010. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

     If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination Date” above. If the calculation agent determines that the price of the fund that must be used to determine the cash settlement amount or the price of the fund that must be used to determine whether the fund has remained on or above or fallen below the trigger price is not available on the determination date or on any trading day, because of a market disruption event, a non-trading day or for any other reason (other than as described under “— De-listing, Discontinuance or Modification of the Fund” below), the calculation agent will nevertheless determine the price of the fund based on its assessment, made in its sole discretion, of the price of the fund at the applicable time on that day.

De-listing, Discontinuance or Modification of the Fund

     If the fund is de-listed from NYSE Arca, Inc., the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the fund is de-listed from NYSE Arca, Inc. and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, determine the appropriate closing price of one share of the fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the fund. If a successor fund is selected or the calculation agent calculates a price as a substitute for the fund, that successor fund or price will be substituted for the fund or price for all purposes of the notes.

     If the calculation agent determines on any trading day or on the determination date that the publication of the fund is discontinued and there is no successor fund, the calculation agent will determine the amount payable on the stated maturity date and whether the price of the fund has remained on or above or fallen below the trigger price on the applicable day and any subsequent trading days, as applicable, in each case by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the fund.

     If at any time the fund is modified, other than in the event of a stock split or reverse stock split, as described under “— Anti-dilution Adjustments” below, so that it does not, in the opinion of the calculation agent, fairly represent the price of the fund had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in its sole discretion, may be necessary in order to arrive at a price of an exchange traded fund comparable to the fund, as if those changes or modifications had not been made, and calculate the closing prices with reference to shares of the fund, as adjusted.

     In the event that the calculation agent, in its sole discretion, determines that the de-listing, discontinuance or modification of the fund has occurred as described above, we will pay you the cash settlement amount, if any, in cash rather than in shares of the fund.

     All determinations and adjustments to be made by the calculation agent with respect to the fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution Adjustments

     The calculation agent will adjust the final fund price as described below, but only if an event described under one of the two subsections beginning with “— Stock Splits” below occurs and only if the relevant event occurs during the period described under the applicable subsection.

     The adjustments described below do not cover all events that could affect the final fund price. We describe the risks relating to dilution under “Additional Risk Factors Specific to Your Notes —You Have Limited Anti-dilution Protection” above.

How Adjustments Will Be Made

     In this prospectus supplement, we refer to anti-dilution adjustment of the final fund price. If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

  Step One. The calculation agent will adjust the reference amount. This term refers to the amount of shares of the fund or other property that must be used to determine the final fund price on the determination date. For example, if no adjustment is required, the final fund price will be the closing price of one share of the fund on the determination date. In that case, the reference amount will be one share of the fund. We describe how the closing price will be determined under “— Special Calculation Provisions” below.

  If an adjustment is required because one of the dilution events described in first two subsections below — these involve stock splits and reverse stock splits — occurs, then the final fund price might instead be, for example, the closing price, on the determination date, of two shares of the fund or a half share of the fund, depending on the event. In that example, the adjusted reference amount would be two shares of the fund or one half share of the fund, as applicable.

  If an adjustment is required due to the delisting, discontinuance or modification of the fund, the closing price of one share of the fund will be adjusted as described under “— Delisting, Discontinuance or Modification of the Fund” above. The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the two subsections that follow.

  Step Two. Having adjusted the reference amount in step one, the calculation agent will determine the final fund price, which will be the closing price of one share of the fund multiplied by the adjusted reference amount on the determination date.

  Step Three. Having determined the final fund price in step two, the calculation agent will use this price to calculate the cash settlement amount.

  Step Four. If we elect to deliver shares of the fund to the holder on the stated maturity date, we will deliver, for each note, a number of shares equal to the cash settlement amount divided by the closing price of one share of the fund on the determination date, rather than by the final fund price, which will be the closing price for the adjusted reference amount as calculated in step one above.

     If more than one event requiring adjustment of the final fund price occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the final fund price and the adjusted final fund price using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the determination date.

     If an event requiring anti-dilution adjustment occurs, the calculation agent will also, at the time at which the adjustment becomes required and after that time, at all times on every trading day in the measurement period, adjust the price of the fund in order to determine the market price of the fund remains on or above or falls below the trigger price during the measurement period. The adjusted price at any time will equal the product of the adjusted reference amount applicable to such time, calculated as described in step one above, multiplied by the price of one share of the fund at such time.

     The calculation agent will not be required to adjust the final fund price (or the market price) unless the adjustment, would result in a change of at least 0.1% in the final fund price (or the market price) that would apply without the adjustment. The final fund price (or the market price) resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten thousandth, with five hundred-thousandths being rounded upward — e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

     If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your notes, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result. The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

     In this prospectus supplement, when we say that the calculation agent will adjust the final fund price (or the market price) for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

     The following two subsections describe the dilution events for which the final fund price (or the market price) is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount — the first step in the adjustment process described above — for the relevant event.

     Stock Splits

     A stock split is an increase in the number of the fund’s outstanding shares without any change in its shareholders’ equity. Each outstanding share will be worth less as a result of a stock split.

     If the fund is subject to a stock split, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount — i.e., the reference amount before that adjustment — plus the product of (1) the number of additional shares issued in the stock split with respect to one share of the fund times (2) the prior reference amount. The reference amount — and thus the final fund price (or the market price) — will not be adjusted, however, unless the first day on which the fund trades without the right to receive the stock split occurs after the trade date and on or before the determination date.

     Reverse Stock Splits

     A reverse stock split is a decrease in the number of the fund’s outstanding shares without any change in its shareholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

     If the fund is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount and the quotient of (1) the number of shares of the fund outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the fund outstanding immediately before the reverse stock split becomes effective. The reference amount — and thus the final fund price (or the market price) — will not be adjusted, however, unless the reverse stock split becomes effective after the trade date and on or before the determination date.

Default Amount on Acceleration

     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

     For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

     As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

     The calculation agent in its sole discretion will make all determinations regarding the fund, market disruption events, business days, trading days, the fund return, the absolute fund return, the final fund price, whether the price of the fund at any time on any trading day in the measurement period remains on or above or falls below the trigger price, the determination date, the stated maturity date, the default amount and the amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

     Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

     When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

     When we refer to a trading day in this prospectus supplement, we mean a day on which (i) NYSE Arca, Inc. is open for trading and (ii) the closing price for one share of the fund is published by NYSE Arca, Inc. (or in each case, any successor exchange as determined by the calculation agent in its sole discretion).

Closing Price

     The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

  on the principal national securities exchange on which that security is listed for trading on that day, or if that security is not listed on any national securities exchange, on the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable, on that day, or if that security is not quoted on the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable, on that day, on any other U.S. national market system that is the primary market for the trading of that security.

     If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

     The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

     Any of the following will be a market disruption event:

  a suspension, absence or material limitation of trading in the fund on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or the fund does not trade on what was the primary market for the fund, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

     The following events will not be market disruption events:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the fund.

     For this purpose, an “absence of trading” in the primary securities market on which shares of the fund is traded, or on which option or futures contracts relating to the fund are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the fund or in option or futures contracts relating to the fund, if available, in the primary market for that fund or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to the shares of the fund or those contracts, or a disparity in bid and ask quotes relating to the shares of the fund or those contracts,

will constitute a suspension or material limitation of trading in shares of the fund or those contracts in that market.

     As is the case throughout this prospectus supplement, references to the fund in this description of market disruption events includes the fund and any successor fund as it may be modified, replaced or adjusted, from time to time.

USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

     In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the fund or the fund assets on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the fund or the fund assets. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the fund or the fund assets,

  may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the fund assets or other components of the commodities markets, and/or may take short positions in the fund or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the fund or the fund assets. We expect these steps to involve sales of instruments linked to the fund on or shortly before the determination date. These steps may also involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to the fund or the fund assets, indices designed to track the performance of the fund assets or other components of the commodities markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or Fund Assets May Impair the Market Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE FUND

     The SPDR Gold Trust (the “Trust”) is a trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon (formerly the Bank of New York), is the trustee of the Trust and HSBC Bank USA, N.A. is the custodian of the Trust. The Trust seeks to mirror as closely as possible the price of gold bullion, before fees and expenses. Information provided to or filed with the Securities and Exchange Commission (the “SEC”) by the Trust pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to SEC file numbers 333-153150 and 001-32356, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Prices of the Fund

     The price of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the price of the fund during any period shown below is not an indication that the fund is more or less likely to increase or decrease at any time during the life of your notes.

     You should not take the historical prices of the fund as an indication of the future performance of the fund. We cannot give you any assurance that the future performance of the fund will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates makes any representation to you as to the performance of the fund. Moreover, in light of current market conditions, the trends reflected in the historical performance of the fund may be less likely to be indicative of the performance of your notes than would otherwise have been the case. In particular, based on the historical movement of the prices of the fund reflected in the table below, in the past 36 months, there have not been any full 12-month periods, measured from the ends of the relevant quarters, in which an intraday price of the fund has fallen by 23.5% or more from the closing price of the fund on the initial date of such period.

     Further, in light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the fund will be more volatile over the measurement period than it has been historically and as a result that the price of the fund will fall below the trigger price during the measurement period.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant price of one share of the fund between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the fund over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices or values shown below.

     The table below shows the intraday high and intraday low prices of the fund as well as the final closing prices of the fund for each of the four calendar quarters in 2006, 2007 and 2008, and the first calendar quarter of 2009, through January 23, 2009. We obtained the prices listed in the table below and the values represented in the chart below from Bloomberg Financial Services, without independent verification.

Quarterly Intraday High, Intraday Low and Closing Prices of One Share of the Fund

	Intraday High	Intraday Low	Close
2006
Quarter ended March 31	$58.69	$52.10	$58.08
Quarter ended June 30	$72.21	$55.05	$61.24
Quarter ended September 30	$66.42	$56.66	$59.47
Quarter ended December 31	$64.55	$55.55	$63.16
2007
Quarter ended March 31	$68.32	$59.66	$65.77
Quarter ended June 30	$68.73	$63.39	$64.28

Quarter ended September 30	$73.79	$63.47	$73.47
Quarter ended December 31	$83.63	$71.35	$82.46
2008
Quarter ended March 31	$100.34	$83.44	$90.38
Quarter ended June 30	$93.70	$83.57	$91.40
Quarter ended September 30	$97.50	$72.51	$85.07
Quarter ended December 31	$90.83	$68.81	$86.55
2009
Quarter ending March 31 (through January 23, 2009)	$88.94	$78.87	$88.53

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of notes and you are:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to United States federal income tax regardless of its source; or

  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a bank;

  a life insurance company;

  a tax-exempt organization;

  a regulated investment company;

  a common trust fund;

  a person that owns notes as a hedge or that is hedged against interest rate or currency risks;

  a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     You will be obligated pursuant to the terms of the notes – in the absence of an administrative determination or judicial ruling to the contrary – to characterize each of your notes for all tax purposes as a prepaid derivative contract in respect of the fund. Except as otherwise noted below, the discussion herein assumes that your notes will be so treated.

     If you receive cash upon the maturity of your note and there is no market disruption event (as described above under “Specific Terms of Your Notes”), you would recognize a short-term capital gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If there is a market disruption event and you hold your notes for more than one year, the capital gain or loss will be long-term capital gain or loss.

     If we elect to deliver shares of the fund at the stated maturity date, it would be reasonable for you to recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time and your tax basis in the notes.

     Upon the sale or exchange of your notes, you would recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your notes.

     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. If there is no market disruption event, the Internal Revenue Service could assert that your notes should be treated as short-term contingent notes. If your notes are treated as such, upon the maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and your tax basis in your notes. Upon a sale or exchange of your notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount received by you upon such sale or exchange and your tax basis in your notes, unless you sell or exchange your notes between the determination date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

     Because of the possibility that the term of your notes may be more than one year if there is a market disruption event, it is possible that the Internal Revenue Service could also treat each of your notes as a single debt instrument subject to special rules governing contingent payment obligations if your notes have a term of more than one year. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

     If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at that time and your adjusted basis in your notes. In general, your adjusted basis in your notes would equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes.

     If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as capital loss.

     If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase notes at a price other than the adjusted issue price as determined for tax purposes.

     It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

     For example, it is possible that the Internal Revenue Service could treat any gain or loss that you recognize upon the maturity of your notes as ordinary income or loss. It is also possible that the Internal Revenue Service could assert that you should be treated as if you were holding directly the underlying gold bullions held by the fund. Gains recognized by individuals from the sale of “collectibles,” including gold bullion, held for more than one year are taxed at a maximum rate of 28%, rather than the 15% rate applicable to most other long-term capital gains. Under this treatment, if there is a market disruption event and you hold your notes for more than one year, you would be subject to a maximum rate of 28% on the gains you recognize upon the sale or other disposition, or upon a cash settlement at maturity of the notes. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

     On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as your notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury Department and Internal Revenue Service issue guidance providing that some other treatment is more appropriate.

     Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

United States Alien Holders

     You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under "United States Taxation — Taxation of Debt Securities — United States Alien Holders" in the accompanying prospectus.

     Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

     As discussed above, alternative characterizations of the offered notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the securities, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the offered notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the offered notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

     Please see the discussion under “United States Taxation — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those offered notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $36,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     We will deliver the notes against payment therefor in New York, New York on January 30, 2009, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

     (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

     (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

     (d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

     Goldman, Sachs & Co. has represented and agreed that:

     (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which

Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

     (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

     The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

     This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

     Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page
Summary Information	S-3
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-16
Use of Proceeds and Hedging	S-24
The Fund	S-25
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-30
Supplemental Plan of Distribution	S-31

Prospectus Supplement dated October 10, 2008
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-23
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Validity of the Notes	S-26

Prospectus dated October 10, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	142
Validity of the Securities	142
Experts	143
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	143

$7,266,318

The Goldman Sachs Group, Inc.

Absolute Trigger Mandatory
Exchangeable Notes due 2010
(Linked to the SPDR Gold Trust)

Medium Term Notes, Series D

Goldman, Sachs & Co.